EXHIBIT 99.1

                                                           [SANOFI-AVENTIS LOGO]

AVENTIS PRESS RELEASE
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Your Contact:


 Tony Roddam
 Aventis Global Media Relations
 Tel.: +33 (0) 3 88 99 11 38
 TONY.RODDAM@AVENTIS.COM

AVENTIS DEFINES SQUEEZE-OUT TERMS FOR HOECHST AG

CASH COMPENSATION SET AT 56.50 EURO PER BEARER SHARE

STRASBOURG, FRANCE - NOVEMBER 4, 2004 - Aventis, a subsidiary of sanofi-aventis, has confirmed its intention to acquire the shares of the minority shareholders of Hoechst Aktiengesellschaft, Frankfurt am Main pursuant to the squeeze out procedure announced on August 23, 2004. An extraordinary shareholders' meeting of Hoechst Aktiengesellschaft to be held in December 2004 will consider and vote on a resolution to transfer the shares of the minority shareholders of Hoechst Aktiengesellschaft to Aventis. The cash compensation set by Aventis for the resolution to be voted on by the extraordinary shareholders' meeting of Hoechst Aktiengesellschaft amounts to 56.50 Euro per bearer share in Hoechst Aktiengesellschaft. Its amount takes into consideration the company value based on a capitalized earnings valuation, the average share price on the stock exchange during the last three months and an agreement for the benefit of the outside shareholders which had been concluded in 1999 in connection with the business combination of Hoechst and Rhone-Poulenc.

The amount of the cash compensation has been set by the management board of Aventis on the basis of a value appraisal report by BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprufungsgesellschaft.

The squeeze out procedure permits the majority shareholder to acquire the shares of minority shareholders for a cash compensation. Pursuant to sections 327a et seq. of the German Stock Corporation Act, the squeeze out procedure requires that the majority shareholder holds at least 95 % of the shares. Aventis holds more than 98 % of the shares in Hoechst Aktiengesellschaft. Less than 2 % are held by the general public.


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